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EXHIBIT 8.1 SUBSIDIARIES OF BRASIL TELECOM S.A.

Subsidiaries of Brasil Telecom S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Internet Group (Cayman) Limited	Cayman
BrT Serviços de Internet S.A.	Brazil
14 Brasil Telecom Celular S.A.	Brazil
Vant Telecomunicações S.A.	Brazil
MTH Ventures do Brasil Ltda.	Brazil
Brasil Telecom Cabos Submarinos Ltda.	Brazil
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.	Bermuda
Brasil Telecom of America Inc.	United States
Brasil Telecom de Venezuela S.A.	Venezuela
Freelance S.A.	Brazil
Internet Group do Brasil S.A.	Brazil
Brasil Telecom Comunicação Multimidia Ltda.	Brazil
Santa Bárbara dos Pinhais S.A.	Brazil